April 16, 2010

Mr. Gregory Dundas
Mr. Eric Envall
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Macatawa Bank Corporation Registration Statement on Form S-3 File No. 333-165820 Filed March 31, 2010

Dear Messrs. Dundas and Envall:

                    This letter provides Macatawa Bank Corporation's (the "Company") response to the Commission staff letter dated April 8, 2010 (the "Comment Letter"). For convenience of reference, the comment in the Comment Letter is set forth in full below and the Company's response to the comment immediately follows.

                    The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations.

Comment 1:

                    We note the Form 8-K you filed on February 24, 2010 regarding your Consent Order with the Federal Deposit Insurance Corporation and the Michigan Office of Financial and Insurance Regulation and incorporated by reference into the current registration statement. Please confirm to us that you have fully disclosed the impact of the Consent Order on your operations and results of operations in your registration statement, or revise to provide such disclosure in a Recent Developments section.

Response:

                    The Company believes that it has fully disclosed the impact of the Consent Order on its operations and results of operations in the registration statement. In addition to its Form 8-K filed on February 24, 2010, which is incorporated by reference into the registration statement, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2009 on

10753 Macatawa Drive, Holland, Michigan 49424    •    PO Box 3119, Holland, Michigan 49422-3119
Phone 616.820.1444    •    Fax 616.494.7644

Mr. Gregory Dundas
Mr. Eric Envall
April 16, 2010

_____________________________

March 30, 2010, which is incorporated by reference into the registration statement. The Form 10-K provides comprehensive disclosure on the requirements of the Consent Order, the risks the Company faces relative to the Consent Order and the impact of the Consent Order on the Company's operations. The Company respectfully refers the Commission staff to the following pages of the Company's Form 10-K:

•	Pages 3 through 6, under the heading "Recent Business Developments"
•	Pages 16 through 17 under the heading "Macatawa Bank"
•	Pages 19 through 21 under the heading "Risk Factors"
•	Page 27, under Part II, Item 5
•	Page 29, under the heading "Overview"
•	Page 30, under the heading "Results of Operations, Summary"
•	Page 31, under the heading "Net Interest Income"
•	Page 32, under the heading "Provision for Loan Losses"
•	Page 33, under the heading "Noninterest Income"
•	Page 34, under the heading "Noninterest Expense"
•	Page 35 though 36, under the heading "Summary"
•	Page 36 through 39, under the heading "Loan Portfolio and Asset Quality"
•	Page 43 through 44, under the heading "Capital Resources"
•	Notes 1, 2 and 19 of the consolidated financial statements

The Company believes the disclosure in the Form 8-K Current Report and Form 10-K Annual Report which are incorporated by reference into the registration statement provide full disclosure of the impact of the Consent Order on its operations and results of operations in the registration statement. The Company will also update its disclosures regarding the Consent Order, the Company's compliance with the Consent Order and the impact of the Consent Order on the Company's operations and results of operations in the Company's future periodic reports and current reports, which will be filed with the Commission and incorporated by reference in the Registration Statement.

Mr. Gregory Dundas
Mr. Eric Envall
April 16, 2010

_____________________________

Acknowledgment

                    The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jon W. Swets

Jon W. Swets Chief Financial Officer